Exhibit 1

Media Relations Jorge Pérez +52 (81) 8259-6666 jorgeluis.perez@cemex.com	Analyst and Investor Relations Alfredo Garza / Fabián Orta +1 (212) 317-6011 +52 (81) 8888-4327 ir@cemex.com

CEMEX CLOSES NEW €500 MILLION UNSECURED SUSTAINABILITY-LINKED LOAN

MONTERREY, MEXICO. OCTOBER 7, 2022 – CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE: CX) announced today that it has successfully closed a new €500 million 3-year sustainability-linked term loan (the “Term Loan”), the proceeds of which will be used to repay other debt.

The new Term Loan, which is denominated exclusively in Euros, has nearly identical terms and conditions to those in the Credit Agreement dated October 29, 2021, including guarantor structure, financial covenants and a parallel interest rate margin grid.

The Term Loan was issued under CEMEX’s Sustainability-linked Financing Framework (the “Framework”), increasing the amount of debt that is linked to the company’s Future in Action strategy and its ultimate vision of a carbon-neutral economy. All sustainability-linked loans issued under the Framework have the same metrics and adjustments to the interest rate margin.

“This new Term Loan represents a continuation in our journey to align the company’s financing to our climate strategy while building on our longstanding banking relations,” said CEMEX CFO Maher Al-Haffar. “Together with our recent liability management exercise, this transaction allows CEMEX to take advantage of current market volatility to generate value for our shareholders.”

The Joint Bookrunners and Joint Lead Arrangers under the Term Loan are BBVA México, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA México (“BBVA”), BNP Paribas, Citigroup Global Markets Inc., and Mizuho Bank Ltd., New York Branch. Additionally, BBVA acted as Sustainability Structuring Agent.

CEMEX is a global construction materials company that is building a better future through sustainable products and solutions. CEMEX is committed to achieving carbon neutrality through relentless innovation and industry-leading research and development. CEMEX is at the forefront of the circular economy in the construction value chain and is pioneering ways to increase the use of waste and residues as alternative raw materials and fuels in its operations with the use of new technologies. CEMEX offers cement, ready-mix concrete, aggregates, and urbanization solutions in growing markets around the world, powered by a multinational workforce focused on providing a superior customer experience, enabled by digital technologies. For more information, please visit: cemex.com

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This press release contains forward-looking statements within the meaning of the U.S. federal securities laws. CEMEX intends these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements in the U.S. federal securities laws. These forward-looking statements reflect CEMEX’s current expectations and projections about future events based on CEMEX’s knowledge of present facts and circumstances and assumptions about future events, as well as CEMEX’s current plans based on such facts and circumstances. These statements necessarily involve risks, uncertainties, and assumptions that could cause actual results to differ materially from CEMEX’s expectations, including, among others, risks, uncertainties, and assumptions discussed in CEMEX’s most recent annual report and detailed from time to time in CEMEX’s other filings with the Securities and Exchange Commission, which factors are incorporated herein by reference, which if materialized could ultimately lead to the transaction described in this release not producing the expected benefits and/or results. These factors may be revised or supplemented, but CEMEX is not under and expressly disclaims, any obligation to update or correct this press release or any forward-looking statement contained herein, whether as a result of new information, future events, or otherwise. Any or all of CEMEX’s forward-looking statements may turn out to be inaccurate. Accordingly, undue reliance on forward-looking statements should not be placed, as such forward-looking statements speak only as of the dates on which they are made. The content of this press release is for informational purposes only, and you should not construe any such information or other material as legal, tax, investment, financial, or other advice.